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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE TO/A
(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)
____________________________

Franklin Universal Trust
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(Name of Subject Company (Issuer))

Bulldog Investors General Partnership
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(Names of Filing Person (Offerer))

Shares of Beneficial Interest, $0.01 par value
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(Title of Class of Securities)

355145103
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(CUSIP Number of Class of Securities)

March 6, 2008
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(Date of Event Which Requires Filing of this Statement)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Telephone: (201) 556-0092
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(Name, Address, and Telephone Numbers of a Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza, 23rd Floor
New York, New York 10001
(646) 378-2105

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$36,050,000	$1,416.77

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 5,000,000 shares of beneficial interest of Franklin Universal Trust (“FT”), which represents the estimated maximum number of shares of beneficial interest of FT to be acquired in the tender offer, by a price per share of $7.21, which represents 100% of the reported net asset value per share at March 5, 2008.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction valuation by 0.00003930.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,358.99	Filing Party: Bulldog Investors General Partnership

Form or Registration No.: Schedule TO-T	Date Filed: February 15, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

    This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the Securities and Exchange Commission on February 15, 2008 by Bulldog Investors General Partnership, a New York general partnership (“BIGP”).  The Schedule TO relates to the offer by BIGP to purchase up to 5,000,000 of the outstanding shares of beneficial interest, $0.01 par value (the “Shares”), of Franklin Universal Trust, a trust established under the laws of the State of Massachusetts (“FT”), at a price per share, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 100% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, on the Expiration Date (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).  All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 and 4.

    On March 6, 2008, BIGP issued a press release announcing that it is (i) increasing the Offer Price from 95% of NAV per Share to 100% of NAV per Share, determined as described in the Offer to Purchase, and (ii) extending the Expiration Date from March 21, 2008 to March 28, 2008.  Certain references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are hereby amended as follows: (a) all references to the Offer Price of “95% of NAV per Share” are hereby replaced with “100% of NAV per Share” and (b) all references to the Expiration Date of “March 21, 2008” are hereby replaced with “March 28, 2008”.

    Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

(1)
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, under the question entitled “WHAT IS THE NAV OF MY SHARES AS OF A RECENT DATE?”, is hereby amended and supplemented by adding the following sentence immediately after the first sentence of the response to such question:

“The NAV as of the close of the regular trading session of the NYSE on March 5, 2008, the last trading day before BIGP publicly announced in a press release dated March 6, 2008 that it was amending the Offer Price and extending the Expiration Date, was $7.21.”

(2)
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, under the question entitled “DOES BIGP HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?”, is hereby amended by replacing: (i) “$6.916” with “$7.28” and (ii) “$34,580,000” with “$36,400,000”.

(3)
The information set forth in the first paragraph of the section of the Offer to Purchase entitled “SECTION 12.  SOURCE AND AMOUNT OF FUNDS” is hereby amended by replacing: (i) “$6.916” with “$7.28” and (ii) “$34,580,000” with “$36,400,000”.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(I)	Press Release Issued by BIGP, dated March 6, 2008, Announcing Amendment to the Offer Price and the Extension of the Expiration Date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 6, 2008
BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ PHILLIP GOLDSTEIN

Name: Phillip Goldstein
Title: President

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated February 15, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release Issued by BIGP, dated February 15, 2008, Announcing the Commencement of the Offer.*

(a)(1)(H)	Letter, dated November 16, 2007, from BIGP to FT (Exhibit 1 to BIGP’s Schedule13D filed with the Securities and Exchange Commission on November 29, 2007 is incorporated herein by reference).*

(a)(1)(I)	Press Release Issued by BIGP, dated March 6, 2008, Announcing Amendment to the Offer Price and the Extension of the Expiration Date.

*Previously filed.